Exhibit (a)(5)(L)

David E. Bower (SBN 119546)

MONTEVERDE & ASSOCIATES PC

600 Corporate Pointe, Suite 1170

Culver City, CA 90230

Tel: (213) 446-6652

Fax: (212) 202-7880

dbower@monteverdelaw.com

Counsel for Plaintiff Adryan Haines

UNITED STATES DISTRICT COURT

FOR THE NORTHERN DISTRICT OF CALIFORNIA

ADRYAN HAINES, Individually and on	Case No.
Behalf of All Others Similarly Situated,
CLASS ACTION COMPLAINT
Plaintiff,
DEMAND FOR JURY TRIAL
v.
ROCKET FUEL INC., MONTE ZWEBEN,	1. VIOLATIONS OF THE
RANDY WOOTTON, RICHARD	SECURITIES EXCHANGE ACT
FRANKEL, SUSAN L. BOSTROM,	OF 1934
RONALD E. F. CODD, WILLIAM
ERICSON, CLARK KOKICH, and JOHN
LEWIS,

Defendants.

Adryan Haines (“Plaintiff”), by his undersigned attorneys, alleges upon personal knowledge with respect to himself, and upon information and belief based upon, inter alia, the investigation of counsel as to all other allegations herein, as follows:

NATURE OF THE ACTION

1. This action is brought as a class action by Plaintiff on behalf of himself and the other public holders of the common stock of Rocket Fuel Inc. (“Rocket Fuel” or the “Company”) against Rocket Fuel and the members of the Company’s board of directors (collectively, the “Board” or “Individual Defendants,” and, together with Rocket Fuel, the “Defendants”) for their violations of Sections 14(e), 14(d)(4), and 20(a) of the Securities Exchange Act of 1934 (the “Exchange Act”), 15 U.S.C. §§ 78n(e), 78n(d)(4), 78t(a), SEC Rule 14d-9, 17 C.F.R. 240.14d-9, and Regulation G, 17 C.F.R. § 244.100, in connection with the tender offer (“Tender Offer”) by Sizmek Inc. (“Sizmek”) to purchase all of the issued and outstanding shares of Rocket Fuel common stock for $2.60 per share (the “Offer Price”).

2. On August 2, 2017, in order to convince Rocket Fuel stockholders to tender their shares, the Board authorized the filing of a materially incomplete and misleading Schedule 14D-9 Solicitation/Recommendation Statement (the “Recommendation Statement”) with the Securities and Exchange Commission (“SEC”). In particular, the Recommendation Statement contains materially incomplete and misleading information concerning Rocket Fuel’s financial projections and the valuation analyses performed by the Company’s financial advisor, Needham & Company, LLC (“Needham”).

3. The Tender Offer is scheduled to expire on August 29, 2017 (the “Expiration Date”). It is imperative that the material information that has been omitted from the Recommendation Statement is disclosed to the Company’s stockholders prior to the forthcoming Expiration Date so they can properly determine whether to tender their shares.

4. For these reasons, and as set forth in detail herein, Plaintiff seeks to enjoin Defendants from closing the Tender Offer or taking any steps to consummate the proposed merger, unless and until the material information discussed below is disclosed to Rocket Fuel stockholders or, in the event the proposed merger is consummated, to recover damages resulting from the Defendants’ violations of the Exchange Act.

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JURISDICTION AND VENUE

5. This Court has subject matter jurisdiction pursuant to Section 27 of the Exchange Act (15 U.S.C. § 78aa) and 28 U.S.C. § 1331 (federal question jurisdiction) as Plaintiff alleges violations of Section 14(e), 14(d)(4) and 20(a) of the Exchange Act.

6. Personal jurisdiction exists over each Defendant either because the Defendant conducts business in or maintains operations in this District, or is an individual who is either present in this District for jurisdictional purposes or has sufficient minimum contacts with this District as to render the exercise of jurisdiction over Defendant by this Court permissible under traditional notions of fair play and substantial justice.

7. Venue is proper in this District under Section 27 of the Exchange Act, 15 U.S.C. § 78aa, as well as under 28 U.S.C. § 1391, because: (i) the conduct at issue took place and had an effect in this District; (ii) Rocket Fuel maintains its primary place of business in this District; (iii) a substantial portion of the transactions and wrongs complained of herein, including Defendants’ primary participation in the wrongful acts detailed herein, occurred in this District; and (iv) Defendants have received substantial compensation in this District by doing business here and engaging in numerous activities that had an effect in this District.

PARTIES

8. Plaintiff is, and at all relevant times has been, a stockholder of Rocket Fuel.

9. Defendant Rocket Fuel is a Delaware corporation and maintains its headquarters at 2000 Seaport Blvd., Suite 400, Redwood City, CA 94063. The Company operates two related businesses. The first, which is referred to as “Media Services,” involves Rocket Fuel offering its Predictive Marketing Platform as a managed service that is operated on behalf of customers. The second, which is referred to as “Platform Solutions,” is a technology solution that Rocket Fuel customers acquire and operate themselves, or acquire and utilize along with support services from Rocket Fuel. Rocket Fuel’s common stock trades on the NASDAQ under the ticker symbol “FUEL”.

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10. Individual Defendant Monte Zweben is a director of Rocket Fuel and is the Chairman of the Board.

11. Individual Defendant Randy Wootton is a director of Rocket Fuel and is the Chief Executive Officer of the Company.

12. Individual Defendant Richard Frankel is, and has been at all relevant times, a director of the Company.

13. Individual Defendant Susan L. Bostrom is, and has been at all relevant times, a director of the Company.

14. Individual Defendant Ronald E. F. Codd is, and has been at all relevant times, a director of the Company.

15. Individual Defendant William Ericson is, and has been at all relevant times, a director of the Company.

16. Individual Defendant Clark Kokich is, and has been at all relevant times, a director of the Company.

17. Individual Defendant John Lewis is, and has been at all relevant times, a director of the Company.

CLASS ACTION ALLEGATIONS

18. Plaintiff brings this class action pursuant to Fed. R. Civ. P. 23 on behalf of himself and the other public stockholders of Rocket Fuel (the “Class”). Excluded from the Class are Defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any Defendant.

19. This action is properly maintainable as a class action because:

a. The Class is so numerous that joinder of all members is impracticable. As of July 31, 2017, there were 46,993,632 shares of Rocket Fuel common stock outstanding, held by hundreds to thousands of individuals and entities scattered throughout the country. The actual number of public stockholders of Rocket Fuel will be ascertained through discovery;

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b. There are questions of law and fact that are common to the Class that predominate over any questions affecting only individual members, including the following:

i)	whether Defendants have misrepresented or omitted material information concerning the proposed merger in the Recommendation Statement, in violation of Sections 14(e) and 14(d)(4) of the Exchange Act;

ii)	whether the Individual Defendants have violated Section 20(a) of the Exchange Act; and

iii)	whether Plaintiff and other members of the Class will suffer irreparable harm if compelled to tender their shares based on the materially incomplete and misleading Recommendation Statement.

c. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature, and will fairly and adequately protect the interests of the Class;

d. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class;

e. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for the party opposing the Class;

f. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole; and

g. A class action is superior to other available methods for fairly and efficiently adjudicating the controversy.

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SUBSTANTIVE ALLEGATIONS

I.	Sizmek’s Offer Price is Inadequate.

20. Rocket Fuel, incorporated on March 25, 2008, is a technology company, which offers a Programmatic Marketing Platform that is designed for helping marketers and their agencies to connect with consumers through digital media. The Company’s service offerings are organized around platforms, including Data Management Platform (DMP) and Demand Side Platform (DSP). DMP and DSP are used by customers themselves for integrating with other customer relationship management or marketing platforms, and together in various permutations as its Programmatic Marketing Platform. The integrated platform is designed to deliver and optimize media spend to engage, upsell, and retarget consumers across addressable channels, including display, mobile, video, social, and television, and across addressable devices, including tablets, personal computers, set top boxes, television, and mobile phones. The Company offers Programmatic Marketing Platform as a managed service, which it operates on behalf of its customers, and as a self-service platform operated by its customers or their agencies directly. Its Programmatic Marketing Platform uses a technology, Moment Scoring.

21. The Offer Price appears inadequate given Rocket Fuel’s financial performance and growth prospects. In fact, at the time of the announcement of the proposed transaction, Rocket Fuel stock was trading at a premium to the Offer Price. That means instead of stockholders receiving a premium for their shares, as is customary in merger or takeover situations, Rocket Fuel stockholders would actually be offering their shares at a discount. “Takeunders” generally only occur when the target company is in severe financial distress; otherwise, the target company would simply reject the below market offer.1 Since Rocket Fuel is not in severe financial distress, it does not follow logically that Rocket Fuel would accept an offer for less than their trading price.

22. Instead of focusing on maximizing stockholder value and obtaining the highest possible sale price for the Company, it appears that management and the Board were more concerned with the procession of the deal and their lucrative payouts that would result. The total cash-out compensation for the Company’s directors and executive officers is a staggering $35,634,805.002. That is equal to nearly 30% of the total deal value.

[1]	See http://www.investopedia.com/terms/t/takeunder.asp

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23. In sum, the Offer Price appears to inadequately compensate Rocket Fuel stockholders for their shares. Given the Company’s strong financial results and growth potential, it appears that $2.60 per share is not fair compensation for Rocket Fuel stockholders. It is therefore imperative that Rocket Fuel stockholders receive the material information that has been omitted from the Recommendation Statement, so that they can make a fully informed decision concerning whether to tender their shares.

II.	The Merger Agreement’s Deal Protection Provisions Deter Superior Offers.

24. In addition to conducting an unreasonable sales process that resulted in an unfair Offer Price, the Individual Defendants agreed to certain deal protection provisions in the Merger Agreement that operate conjunctively to deter other suitors from submitting a superior offer for Rocket Fuel.

25. First, the Merger Agreement contains a no solicitation provision that prohibits the Company or the Individual Defendants from taking any affirmative action to obtain a better deal for Rocket Fuel stockholders. The Merger Agreement states that the Company and the Individual Defendants shall not:

(i) solicit, initiate, propose or induce or knowingly encourage, facilitate or assist any proposal that constitutes, or is reasonably expected to lead to, an Acquisition Proposal; (ii) furnish to any person (other than to Parent, Purchaser or any of their respective designees) any non-public information relating to the Company or any of its subsidiaries or afford to any person access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of its subsidiaries (other than Parent, Purchaser or any of their respective designees), in any such case in connection with any Acquisition Proposal or with the intent to induce the making, submission or announcement of, or to knowingly encourage, facilitate or assist an Acquisition Proposal or the making of any proposal that would reasonably be expected to lead to an Acquisition Proposal; (iii) participate, or engage in discussions or negotiations, with any person with respect to an Acquisition Proposal or with respect to any inquiries from third persons relating to the making of an

[2]	This amount includes the value of shares of common stock owned, vested and vesting options, restricted stock units, and severance payments.

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Acquisition Proposal; (iv) approve, endorse or recommend any proposal that constitutes, or is reasonably expected to lead to, an Acquisition Proposal; (v) enter into any letter of intent, memorandum of understanding, Merger Agreement, acquisition agreement or other contract relating to an Acquisition Transaction (as defined below), other than an acceptable confidentiality agreement; or (vi) authorize, resolve or commit to do any of the foregoing.

26. Additionally, the Merger Agreement grants Sizmek recurring and unlimited matching rights, which provides Sizmek with: (i) unfettered access to confidential, non-public information about competing proposals from third parties which it can use to prepare a matching bid; and (ii) four business days to negotiate with Rocket Fuel, amend the terms of the Merger Agreement, and make a counter-offer in the event a superior offer is received.

27. The non-solicitation and matching rights provisions essentially ensure that a superior bidder will not emerge, as any potential suitor will undoubtedly be deterred from expending the time, cost, and effort of making a superior proposal while knowing that Sizmek can easily foreclose a competing bid. As a result, these provisions unreasonably favor Sizmek, to the detriment of Rocket Fuel’s public stockholders.

28. Further, the Merger Agreement provides that Rocket Fuel must pay Sizmek a termination fee of $4.1 million in the event the Company elects to terminate the Merger Agreement to pursue a superior proposal. The termination fee provision further ensures that no competing offer will emerge, as any competing bidder would have to pay a naked premium for the right to provide Rocket Fuel stockholders with a superior offer.

29. Compounding matters, two stockholders of Rocket Fuel, MDV IX, L.P. and Martha M. Conway & Richard A. Frankel TR UA 03/13/09 Conway Frankel Family Trust, entered into a Tender and Support Agreement, which is referred to as the “Tender and Support Agreement,” with Sizmek pursuant to which such stockholders agreed, among other things, to tender all shares of Common Stock held by them into the Offer. The shares of Common Stock subject to the Tender and Support Agreement represent approximately 24% of the outstanding shares of Common Stock. The Support Agreement in combination with the Company’s officers’ and directors’ 24% ownership stake make it a near certainty that Tender Offer will consummate, and, therefore, is materially unfair to MRV stockholders generally.

CLASS ACTION COMPLAINT

30. Ultimately, these preclusive deal protection provisions restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company.

31. Given that the preclusive deal protection provisions in the Merger Agreement impede a superior bidder from emerging, it is imperative that Rocket Fuel’s stockholders receive all material information necessary for them to cast a fully informed vote at the stockholder meeting concerning the Proposed shares.

III.	The Recommendation Statement Is Materially Incomplete and Misleading.

32. On August 2, 2017, Defendants filed the Recommendation Statement with the SEC. The Recommendation Statement has been disseminated to the Company’s stockholders, and solicits the Company’s stockholders to tender their shares in the Tender Offer. The Individual Defendants were obligated to carefully review the Recommendation Statement before it was filed with the SEC and disseminated to the Company’s stockholders to ensure that it did not contain any material misrepresentations or omissions. However, the Recommendation Statement misrepresents and/or omits material information that is necessary for the Company’s stockholders to make an informed decision concerning whether to tender their shares, in violation of Sections 14(e), 14(d)(4), and 20(a) of the Exchange Act.

33. First, the Recommendation Statement fails to provide material information concerning the Company’s financial projections. Specifically, the Recommendation Statement provides projections for non-GAAP (generally accepted accounting principles) metrics, including, among others, Adjusted EBITDA, but fails to provide line item projections for the metrics used to calculate these non-GAAP measures or otherwise reconcile the non-GAAP projections to the most comparable GAAP measures. The Recommendation Statement provides several iterations of various financial forecasts but only one non-GAAP reconciliation table for the “Management Forecasts”. The Recommendation Statement is not consistent and fails to provide a Non-GAAP reconciliation for each set of projections, which include non-GAAP financial measures.

CLASS ACTION COMPLAINT

34. When a company discloses non-GAAP financial measures in a Recommendation Statement, the Company must also disclose all projections and information necessary to make the non-GAAP measures not misleading, and must provide a reconciliation (by schedule or other clearly understandable method), of the differences between the non-GAAP financial measure disclosed or released with the most comparable financial measure or measures calculated and presented in accordance with GAAP. 17 C.F.R. § 244.100.

35. Indeed, the SEC has recently increased its scrutiny of the use of non-GAAP financial measures in communications with stockholders. The former SEC Chairwoman, Mary Jo White, recently stated that the frequent use by publicly traded companies of unique, company-specific non-GAAP financial measures (as Rocket Fuel has included in the Recommendation Statement here), implicates the centerpiece of the SEC’s disclosures regime:

In too many cases, the non-GAAP information, which is meant to supplement the GAAP information, has become the key message to investors, crowding out and effectively supplanting the GAAP presentation. Jim Schnurr, our Chief Accountant, Mark Kronforst, our Chief Accountant in the Division of Corporation Finance and I, along with other members of the staff, have spoken out frequently about our concerns to raise the awareness of boards, management and investors. And last month, the staff issued guidance addressing a number of troublesome practices which can make non-GAAP disclosures misleading: the lack of equal or greater prominence for GAAP measures; exclusion of normal, recurring cash operating expenses; individually tailored non-GAAP revenues; lack of consistency; cherry-picking; and the use of cash per share data. I strongly urge companies to carefully consider this guidance and revisit their approach to non-GAAP disclosures. I also urge again, as I did last December, that appropriate controls be considered and that audit committees carefully oversee their company’s use of non-GAAP measures and disclosures.3

[3]	Mary Jo White, Keynote Address, International Corporate Governance Network Annual Conference: Focusing the Lens of Disclosure to Set the Path Forward on Board Diversity, Non-GAAP, and Sustainability (June 27, 2016), https://www.sec.gov/news/speech/chair-white-icgn-speech.html.

CLASS ACTION COMPLAINT

36. Recently, the SEC has repeatedly emphasized that disclosure of non-GAAP projections can be inherently misleading, and has therefore heightened its scrutiny of the use of such projections.4 Indeed, on May 17, 2016, the SEC’s Division of Corporation Finance released new and updated Compliance and Disclosure Interpretations (“C&DIs”) on the use of non-GAAP financial measures that demonstrate the SEC’s tightening policy.5 One of the new C&DIs regarding forward-looking information, such as financial projections, explicitly requires companies to provide any reconciling metrics that are available without unreasonable efforts.

37. In order to make the projections included on pages 56-58 of the Recommendation Statement materially complete and not misleading, Defendants must provide a reconciliation table of the non-GAAP measures (such as Adjusted EBITDA) to the most comparable GAAP measures.

38. At the very least, the Company must disclose the line item projections for the financial metrics that were used to calculated the non-GAAP measure Adjusted EBITDA (i.e., operating loss plus: capital leases, restructuring costs, stock compensation, and depreciation and amortization). Such projections are necessary to make the non-GAAP Adjusted EBITDA projections included in the Recommendation Statement not misleading.

39. The Recommendation Statement also fails to disclose the unlevered free cash flow projections6 for all financial projections prepared by management. Rocket Fuel discloses

[4]	See, e.g., Nicolas Grabar and Sandra Flow, Non-GAAP Financial Measures: The SEC’s Evolving Views, Harvard Law School Forum on Corporate Governance and Financial Regulation (June 24, 2016), https://corpgov.law.harvard.edu/2016/06/24/non-gaap-financial-measures-the-secs-evolving-views/; Gretchen Morgenson, Fantasy Math Is Helping Companies Spin Losses Into Profits, N.Y. Times, Apr. 22, 2016, http://www.nytimes.com/ 2016/04/24/business/fantasy-math-is-helping-companies-spin-losses-into-profits.html?_r=0.
[5]	Non-GAAP Financial Measures, Compliance & Disclosure Interpretations, U.S. SECURITIES AND EXCHANGE COMMISSION (May 17, 2016), https://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.
[6]	Unlevered free cash flows are used to determine a company’s enterprise value. The unlevered free cash flow allows investors to ascertain the operating value of a company independent of its capital structure. This provides a greater degree of analytical flexibility and allows for a clearer picture of the value of the company overall. For this reason, unlevered free cash flows are routinely used to value a company, especially in merger contexts.

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the unlevered free cash flow projections for the “Management Forecasts”, but fails to do so for the other five sets of projections prepared by Management. Unlevered free cash flows are material to the Company’s stockholders. Indeed, investors are concerned, perhaps above all else, with the unlevered free cash flows of the companies in which they invest. Under sound corporate finance theory, the value of stock should be premised on the expected unlevered free cash flows of the corporation. Accordingly, the question that the Company’s stockholders need to assess in determining whether to vote in favor of the merger is clear – is the Merger Consideration fair compensation given the Rocket Fuel’s expected unlevered free cash flows? Without unlevered free cash flow projections, the Company’s stockholders will not be able to answer this question and assess the fairness of the Merger Consideration.

40. The omission of the above-referenced projections also renders the financial projections included on pages 56-58 of the Recommendation Statement materially incomplete and misleading. If a recommendation statement discloses financial projections and valuation information, such projections must be complete and accurate. The question here is not the duty to speak, but liability for not having spoken enough. With regard to future events, uncertain figures, and other so-called soft information, a company may choose silence or speech elaborated by the factual basis as then known—but it may not choose half-truths.

41. With respect to Needham’s Discounted Cash Flow Analysis, the Recommendation Statement fails to disclose the following key components used in the analysis: (i) the inputs and assumptions underlying the calculation of the discount rate range of 17.0% to 27.0%; (ii) the inputs and assumption underlying the selection of the illustrative multiples for the revenue multiple calculation; (iii) the inputs and assumption underlying the selection of the illustrative multiples for the EBITDA multiple calculation (iv) the estimated terminal values used for the revenue multiple calculation; (v) the estimated terminal values used for the EBITDA multiple calculation; and (vi) the cash and debt figures used to adjust the final ranges of the implied value.

42. These key inputs are material to Rocket Fuel stockholders, and their omission renders the summary of Needham’s Discounted Cash Flow Analysis incomplete and misleading. As a highly-respected professor explained in one of the most thorough law review articles

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regarding the fundamental flaws with the valuation analyses bankers perform in support of fairness opinions, in a discounted cash flow analysis a banker takes management’s forecasts, and then makes several key choices “each of which can significantly affect the final valuation.” Steven M. Davidoff, Fairness Opinions, 55 Am. U.L. Rev. 1557, 1576 (2006). Such choices include “the appropriate discount rate, and the terminal value…” Id. As Professor Davidoff explains:

There is substantial leeway to determine each of these, and any change can markedly affect the discounted cash flow value. For example, a change in the discount rate by one percent on a stream of cash flows in the billions of dollars can change the discounted cash flow value by tens if not hundreds of millions of dollars….This issue arises not only with a discounted cash flow analysis, but with each of the other valuation techniques. This dazzling variability makes it difficult to rely, compare, or analyze the valuations underlying a fairness opinion unless full disclosure is made of the various inputs in the valuation process, the weight assigned for each, and the rationale underlying these choices. The substantial discretion and lack of guidelines and standards also makes the process vulnerable to manipulation to arrive at the “right” answer for fairness. This raises a further dilemma in light of the conflicted nature of the investment banks who often provide these opinions.

Id. at 1577-78.

43. With respect to Needham’s Present Value of Illustrative Projected Stock Prices Analyses, the Recommendation Statement also fails to disclose the following key components used in the analysis: (i) the inputs and assumptions underlying the calculation of the discount rate of 22.8%%; (ii) the inputs and assumption underlying the selection of the illustrative multiples for the revenue multiple case; (iii) the inputs and assumption underlying the selection of the illustrative multiples for the EBITDA multiple case; and (iv) the net cash values at the end of the respective calendar years 2018, 2019 and 2020 used in the analyses. These key inputs are material to Rocket Fuel stockholders, and their omission renders the summary of Needham’s Present Value of Illustrative Projected Stock Prices Analyses incomplete and misleading.

44. With respect to Needham’s Selected Companies and Selected Transactions Analyses, the Recommendation Statement fails to disclose the individual multiples Needham

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calculated for each of the companies and transactions used. A fair summary of these analyses requires the disclosure of the individual multiples for each transaction utilized. Merely providing the range that a banker applied to render the Implied Value Per Share is insufficient, as stockholders are unable to assess whether the banker applied appropriate multiples, or, instead, applied unreasonably low multiples in order to drive down the implied valuation of the Company. The omission of the individual multiples renders the summary of this analysis set forth on pages 49-51 of the Recommendation Statement materially incomplete and misleading.

45. With respect to Needham’s Premiums Paid Analysis, the Recommendation Statement fails to disclose the 19 individual premiums used to prepare the comparative analysis. A fair summary of this analysis requires the disclosure of the individual premiums for each transaction observed. Providing only the mean and median premiums is insufficient. This is especially true where, as here, the “premium” related to the Offer Price is actually a discount to the market price at the time of the transaction. The omission of the individual premiums renders the summary of this analysis set forth on page 53 of the Recommendation Statement materially incomplete and misleading.

46. In sum, the omission of the above-referenced information renders statements in the Recommendation Statement materially incomplete and misleading in contravention of the Exchange Act. Absent disclosure of the foregoing material information prior to the expiration of the Tender Offer, Plaintiff and the other members of the Class will be unable to make a fully-informed decision regarding whether to tender their shares, and they are thus threatened with irreparable harm, warranting the injunctive relief sought herein.

COUNT I

(Against All Defendants for Violation of Section 14(e) of the Exchange Act and 17 C.F.R. §

244.100 Promulgated Thereunder)

47. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

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48. Section 14(e) of the Exchange Act provides that it is unlawful “for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading…” 15 U.S.C. §78n(e).

49. SEC Regulation G has two requirements: (1) a general disclosure requirement; and (2) a reconciliation requirement. The general disclosure requirement prohibits “mak[ing] public a non-GAAP financial measure that, taken together with the information accompanying that measure, contains an untrue statement of a material fact or omits to state a material fact necessary in order to make the presentation of the non-GAAP financial measure…not misleading.” 17 C.F.R. § 244.100(b). The reconciliation requirement requires an issuer that chooses to disclose a non-GAAP measure to provide a presentation of the “most directly comparable” GAAP measure, and a reconciliation “by schedule or other clearly understandable method” of the non-GAAP measure to the “most directly comparable” GAAP measure. 17 C.F.R. § 244.100(a). As set forth above, the Recommendation Statement omits information required by SEC Regulation G, 17 C.F.R. § 244.100.

50. Defendants have issued the Recommendation Statement with the intention of soliciting Rocket Fuel stockholders to tender their shares. Each of the Defendants reviewed and authorized the dissemination of the Recommendation Statement, which fails to provide material information regarding Rocket Fuel’s financial projections and the valuation analyses performed by Needham.

51. In so doing, Defendants made untrue statements of fact and/or omitted material facts necessary to make the statements made not misleading. Each of the Individual Defendants, by virtue of their roles as officers and/or directors, were aware of the omitted information but failed to disclose such information, in violation of Section 14(e). The Individual Defendants were therefore reckless, as they had reasonable grounds to believe material facts existed that were misstated or omitted from the Recommendation Statement, but nonetheless failed to obtain and disclose such information to stockholders although they could have done so without extraordinary effort.

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52. The Individual Defendants were privy to and had knowledge of the projections for the Company and the details concerning Needham’s valuation analyses. The Individual Defendants were reckless in choosing to omit material information from the Recommendation Statement, despite the fact that such information could have been disclosed without unreasonable efforts.

53. The misrepresentations and omissions in the Recommendation Statement are material to Plaintiff and the Class, who will be deprived of their right to make an informed decision regarding whether to tender their shares if such misrepresentations and omissions are not corrected prior to the Expiration Date. Plaintiff and the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury that Defendants’ actions threaten to inflict.

COUNT II

(Against all Defendants for Violations of Section 14(d)(4) of the Exchange Act and

SEC Rule 14d-9,17 C.F.R. § 240.14d-9)

54. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

55. Section 14(d)(4) of the Exchange Act and SEC Rule 14d-9 promulgated thereunder require full and complete disclosure in connection with tender offers. Specifically, Section 14(d)(4) provides that:

Any solicitation or recommendation to the holders of such a security to accept or reject a tender offer or request or invitation for tenders shall be made in accordance with such rules and regulations as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors.

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56. SEC Rule 14d-9(d), which was adopted to implement Section 14(d)(4) of the Exchange Act, provides that:

Information required in solicitation or recommendation. Any solicitation or recommendation to holders of a class of securities referred to in section 14(d)(1) of the Act with respect to a tender offer for such securities shall include the name of the person making such solicitation or recommendation and the information required by Items 1 through 8 of Schedule 14D-9 (§ 240.14d-101) or a fair and adequate summary thereof.

57. In accordance with Rule 14d-9, Item 8 of a Schedule 14D-9 requires a Company’s directors to:

Furnish such additional information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not materially misleading.

58. The Recommendation Statement violates Section 14(d)(4) and Rule 14d-9 because it omits material facts, including those set forth above, which omissions render the Recommendation Statement false and/or misleading.

59. Defendants knowingly or with deliberate recklessness omitted the material information identified above from the Recommendation Statement, causing certain statements therein to be materially incomplete and therefore misleading. Indeed, Defendants undoubtedly reviewed the omitted material information in connection with approving the proposed merger.

60. The misrepresentations and omissions in the Recommendation Statement are material to Plaintiff and the Class, who will be deprived of their right to make an informed decision regarding whether to tender their shares if such misrepresentations and omissions are not corrected prior to the Expiration Date. Plaintiff and the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury that Defendants’ actions threaten to inflict.

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COUNT III

(Against the Individual Defendants for Violations of Section 20(a)

of the Exchange Act)

61. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

62. The Individual Defendants acted as controlling persons of Rocket Fuel within the meaning of Section 20(a) of the Exchange Act as alleged herein. By virtue of their positions as officers and/or directors of Rocket Fuel, and participation in and/or awareness of the Company’s operations and/or intimate knowledge of the incomplete and misleading statements contained in the Recommendation Statement, they had the power to influence and control and did influence and control, directly or indirectly, the decision making of the Company, including the content and dissemination of the various statements that Plaintiff contends are materially incomplete and misleading.

63. Each of the Individual Defendants was provided with or had unlimited access to copies of the Recommendation Statement by Plaintiff to be misleading prior to the date the Recommendation Statement was issued, and had the ability to prevent the issuance of the false and misleading statements or cause the statements to be corrected.

64. In particular, each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of the Company, and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the Exchange Act violations alleged herein, and exercised the same. The Recommendation Statement at issue contains the unanimous recommendation of each of the Individual Defendants that stockholders tender their shares in the Tender Offer. They were thus directly involved in preparing this document.

65. In addition, as the Recommendation Statement sets forth, and as described herein, the Individual Defendants were involved in negotiating, reviewing, and approving the merger agreement. The Recommendation Statement purports to describe the various issues and information that the Individual Defendants reviewed and considered. The Individual Defendants participated in drafting and/or gave their input on the content of those descriptions.

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66. By virtue of the foregoing, the Individual Defendants have violated Section 20(a) of the Exchange Act.

67. As set forth above, the Individual Defendants had the ability to exercise control over and did control a person or persons who have each violated Section 14(e), 14(d)(4) and Rule 14d-9 by their acts and omissions as alleged herein. By virtue of their positions as controlling persons, these Defendants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of Individual Defendants’ conduct, Plaintiff and the Class will be irreparably harmed.

68. Plaintiff and the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury that Defendants’ actions threaten to inflict.

RELIEF REQUESTED

WHEREFORE, Plaintiff demands injunctive relief in his favor and in favor of the Class and against the Defendants jointly and severally, as follows:

A. Declaring that this action is properly maintainable as a Class Action and certifying Plaintiff as Class Representative and his counsel as Class Counsel;

B. Preliminarily and permanently enjoining Defendants and their counsel, agents, employees and all persons acting under, in concert with, or for them, from proceeding with, consummating, or closing the Proposed Merger, unless and until Defendants disclose the material information identified above which has been omitted from the Recommendation Statement;

C. Rescinding, to the extent already implemented, the Merger Agreement or any of the terms thereof, or granting Plaintiff and the Class rescissory damages;

D. Directing the Defendants to account to Plaintiff and the Class for all damages suffered as a result of their wrongdoing;

E. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and expert fees and expenses; and

F. Granting such other and further equitable relief as this Court may deem just and proper.

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JURY DEMAND

Plaintiff demands a trial by jury.

Respectfully submitted,

DATED: August 7, 2017	/s/ David E. Bower
David E. Bower

David E. Bower SBN 119546
MONTEVERDE & ASSOCIATES PC
600 Corporate Pointe, Suite 1170
Culver City, CA 90230
Tel: (310) 446-6652
Fax: (212) 202-7880
Email: dbower@monteverdelaw.com

OF COUNSEL	Counsel for Plaintiff

MONTEVERDE & ASSOCIATES PC

Juan E. Monteverde

The Empire State Building

350 Fifth Avenue, Suite 4405

New York, New York 10118

Tel: 212-971-1341

Fax: 212-202-7880

Email: jmonteverde@monteverdelaw.com

Counsel for Plaintiff

CLASS ACTION COMPLAINT